Exhibit 99.1

RADCOM LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On March 25, 2026, Value Base Ltd. (including its affiliated entities) and Klil and Michael Zisapel (the “Zisapel Siblings”, and, collectively, the “Proposing Shareholders”) demanded (the “Demand”) that RADCOM Ltd.’s (the “Company”, “our”, “we” or “us”) board of directors (the “Board of Directors” or the “Board”), call an extraordinary general meeting of the shareholders of the Company in accordance with Section 63(b)(2) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), Regulation 7A of the Companies Regulations (Relief for Companies whose Shares are listed on a Stock Exchange Outside of Israel), 2000 (the “Regulations”), and Article 39 of the Company’s Amended and Restated Articles of Association (the “Articles”), no later than April 6, 2026.

In accordance with the provisions of regulations promulgated under the Companies Law, because the Proposing Shareholders hold in the aggregate more than 10% of the Company’s issued and outstanding ordinary shares, we are required to convene a special meeting of shareholders upon their request.

Under Section 63(c) of the Companies Law, a board of directors is required to convene a special meeting within twenty-one (21) days from the date the Demand was delivered to it. Accordingly, the Company is convening an Extraordinary General Meeting of Shareholders of the Company (including any postponements, reschedulings or continuations thereof, the “Meeting”) and providing these proxy materials as of the date hereof, in accordance with applicable law and the Articles.

Therefore, notice is hereby given that the Meeting will be held on May 20, 2026, at 4:00 p.m. (Israel time), at the offices of the Company’s Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

The agenda of the Meeting will be as follows:

(1)    To approve the Proposing Shareholders’ proposal to amend Article 38 of the Articles;

(2)    To approve the Proposing Shareholders’ proposal to amend Article 39 of the Articles;

(3)    To approve the Proposing Shareholders’ proposal to amend Article 41 of the Articles;

(4)    To approve the Proposing Shareholders’ proposal to dismiss five (5) of the Company’s directors from office;

(5)    Subject to the approval of Items 2 and 4, to approve the Proposing Shareholders’ proposal to elect three (3) new directors in three (3) of the resulting vacancies;

(6)    To approve the Proposing Shareholders’ proposal to approve compensation, exemption, indemnification, and insurance arrangements for the individuals proposed to be elected as directors in Item 5; and

(7)    To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than April 23, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “AGAINST” with respect to each of the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on April 20, 2026 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, or provide your vote via the telephone or by submitting your vote via the Internet at the address listed on the proxy card. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

By Order of the Board of Directors,
/s/ Rami Schwartz
Chairman of the Board of Directors

Dated: April 15, 2026

RADCOM LTD.

24 RAOUL WALLENBERG STREET
TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On March 25, 2026, the Proposing Shareholders demanded that the Company’s Board of Directors call an extraordinary general meeting of the shareholders of the Company in accordance with Section 63(b)(2) of the Companies Law, Regulation 7A of the Regulations, and Article 39 of the Articles, no later than April 6, 2026.

In accordance with the provisions of regulations promulgated under the Companies Law, because the Proposing Shareholders hold in the aggregate more than 10% of the Company’s issued and outstanding ordinary shares, we are required to convene a special meeting of shareholders upon their request.

Under Section 63(c) of the Companies Law, a board of directors is required to convene a special meeting within twenty-one (21) days from the date the Demand was delivered to it. Accordingly, the Company is convening the Meeting and providing these proxy materials as of the date hereof, in accordance with applicable law and the Articles.

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (the “Ordinary Shares”), in connection with the Demand, for use at the Meeting, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, May 20, 2026, at 4:00 p.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)    To approve the Proposing Shareholders’ proposal to amend Article 38 of the Articles;

(2)    To approve the Proposing Shareholders’ proposal to amend Article 39 of the Articles;

(3)    To approve the Proposing Shareholders’ proposal to amend Article 41 of the Articles;

(4)    To approve the Proposing Shareholders’ proposal to dismiss five (5) of the Company’s directors from office;

(5)    Subject to the approval of Items 2 and 4, to approve the Proposing Shareholders’ proposal to elect three (3) new directors in three (3) of the resulting vacancies;

(6)    To approve the Proposing Shareholders’ proposal to approve compensation, exemption, indemnification, and insurance arrangements for the individuals proposed to be elected as directors in Proposal 5; and

(7)    To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than April 23, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy in the manners and as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. For voting via telephone or the Internet, please use the phone number or URL, respectively, listed on the proxy card. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Only shareholders of record as of the close of business on the Record Date will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about April 23, 2026.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

As of April 8, 2026, we had 16,738,377 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. As this Meeting is convened upon the Proposing Shareholders’ requisition under Section 63(b)(2) of the Companies Law, Article 26(b) of the Articles provides that if a quorum is not present within one hour from the time appointed for the Meeting, the Meeting shall be dissolved and not adjourned.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 8, 2026, by:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

•        each of our directors and executive officers individually; and

•        each of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the Securities and Exchange Commission (“SEC”) rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of April 8, 2026, and restricted share units (“RSUs”) that vest within 60 days of April 8, 2026, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 16,738,377 Ordinary Shares outstanding as of April 8, 2026.

The information presented below is based on information provided to us by the directors, executive officers, and shareholders or disclosed by any of them in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding Ordinary Shares.

As of April 8, 2026, our Ordinary Shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our Ordinary Shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Lynrock Lake LP	3,166,666	(3)	18.9%
Michael Zisapel and Klil Zisapel	2,294,738	(4)	13.8%
Barclays PLC	1,114,430	(5)	6.7%
AWM Investment Company, Inc.	991,261	(6)	5.9%
Value Base Ltd.	865,009	(7)	5.2%

Directors and Officers
Rami Schwartz	*		*
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
David (Dudi) Ripstein	*		*
Sami Totah	*		*
Benjamin (Benny) Eppstein	*		*
Hod Cohen	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group (11 persons)	312,137	(8)	1.9%

____________

*        less than 1%

(1)      Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.

(2)      The percentage of outstanding ordinary shares is based on 16,738,377 ordinary shares outstanding as of April 8, 2026. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 8, 2026. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)      Based on a Schedule 13D filed with the SEC on February 24, 2026. Includes 3,166,666 ordinary shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(4)      Based on a Schedule 13D/A filed with the SEC on March 26, 2026, Mr. Michael Zisapel and Ms. Klil Zisapel beneficially own, in aggregate, 2,294,738 ordinary shares. Ms. Klil Zisapel beneficially owns 1,147,369 ordinary shares, consisting of (i) 874,047 ordinary shares held directly by Ms. Klil Zisapel and (ii) 271,074 ordinary shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) Options to acquire 2,249 ordinary shares exercisable within 60 days. Mr. Michael Zisapel beneficially owns 1,147,369 ordinary shares, consisting of (i) 874,047 ordinary shares held directly by him, (ii) 271,074 ordinary shares held indirectly through his 50% ownership in each of Lomsha Ltd. and Michael & Klil Holdings (93) Ltd., and (iii) Options to acquire 2,248 ordinary shares exercisable within 60 days. The address of Mr. Zisapel and Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(5)      Based on a Schedule 13G/A filed on February 11, 2026, Barclays PLC beneficially owns an aggregate amount of 1,114,430 ordinary shares; Barclays PLC reported sole voting power and sole dispositive power with respect to 1,111,314 ordinary shares, and shared voting power and shared dispositive power with respect to 3,116 ordinary shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(6)      Based on a Schedule 13G filed with the SEC on February 14, 2025 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 380,185 ordinary shares held by SSFQP, 106,530 ordinary shares held by Cayman, 84,821 ordinary shares held by TECH and 419,725 ordinary shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc. is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(7)      Based on a Schedule 13D/A filed with the SEC on March 26, 2026. Includes (i) 400,563 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and which wholly owns Value Base Hedge Fund Ltd., an Israeli company, and is the general partner of Harmony Base L.P., and (ii) 464,446 ordinary shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(8)      Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options that are currently exercisable or exercisable within 60 days of April 8, 2026, and RSUs that vest within 60 days of April 8, 2026 held by each such party, and have, therefore, not been separately disclosed. The number of shares is comprised of 280,007 ordinary shares and 22,499 Ordinary Shares issuable upon the settlement of RSUs that vest within 60 days of April 8, 2026, and 9,631 Ordinary Shares issuable upon the exercise of Options that are currently exercisable or exercisable within 60 days of April 8, 2026.

ITEM 1 — APPROVAL OF THE PROPOSING SHAREHOLDERS’
PROPOSAL TO AMEND ARTICLE 38 OF THE ARTICLES

At the Meeting, the Proposing Shareholders will seek shareholder approval of an amendment to our Articles to reduce the maximum number of directors permitted to serve on the Board of Directors from nine (9) to seven (7), as proposed by the Proposing Shareholders. Pursuant to Article 38 of our current Articles, our Board of Directors consists of seven (7) directors as of the date hereof.

Accordingly, the Proposing Shareholders propose to amend Article 38 of our Articles as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to each of our Articles.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Article 38 of our Articles be amended with the changes marked below:

38. Number of Directors

The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than ~~nine~~ seven (~~9~~7)) as may be determined by Shareholder Resolution of the Company.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 1 of the Proposing Shareholders’ proposal.

ITEM 2 — APPROVAL OF THE PROPOSING SHAREHOLDERS’
PROPOSAL TO AMEND ARTICLE 39 OF THE ARTICLES

At the Meeting, the Proposing Shareholders will seek shareholder approval of an amendment to our Articles to amend the first sentence of Article 39(c) of the Articles to clarify that the directors of the Company may be elected at any General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.

Accordingly, the Proposing Shareholders propose to amend Article 39(c) of our Articles as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to each of our Articles.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Article 39(c) of our Articles be amended with the changes marked below:

39. Election and Removal of Directors

(c) Directors (other than External Directors) shall be elected at any ~~the Annual~~ General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors~~, or by the Board of Directors~~. In the event that Directors are appointed by the Board of Directors, such Directors shall be adopted by Shareholders’ Resolution at the first extraordinary or annual general meeting of the shareholders following the date upon which the Director was appointed by the Board of Directors. Each Director shall serve, subject to Article 42 hereof, and with respect to a Director appointed pursuant to Article 41 hereof, subject to such Article, until up to the third Annual General Meeting following the Annual General Meeting at which such Director was appointed, or his earlier removal pursuant to this Article 39. The shareholders shall be entitled to remove any Director(s) from office, all subject to applicable law.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 2 of the Proposing Shareholders’ proposal.

ITEM 3 — APPROVAL OF THE PROPOSING SHAREHOLDERS’
PROPOSAL TO AMEND ARTICLE 41 OF THE ARTICLES

At the Meeting, the Proposing Shareholders will seek shareholder approval of an amendment to Section 41 of our Articles, providing that the directorship of board members appointed by the Board of Directors prior to the Meeting shall automatically terminate upon the conclusion of the Meeting, as proposed by the Proposing Shareholders.

Accordingly, the Proposing Shareholders propose to amend Article 41 of our Articles as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to each of our Articles.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Article 41 of our Articles be amended with the changes marked below:

41. Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may temporarily fill any such vacancy until the next Annual General Meeting, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting. Notwithstanding the previous sentence, the directorship of board members who were appointed by the Board of Directors prior to an Extraordinary Meeting, shall automatically terminate upon the conclusion of the Extraordinary Meeting.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 3 of the Proposing Shareholders’ proposal.

ITEM 4 — APPROVAL OF THE PROPOSING SHAREHOLDERS’
PROPOSAL TO DISMISS FIVE OF THE COMPANY’S DIRECTORS FROM OFFICE

At the Meeting, you will be asked to dismiss five (5) of the Company’s directors from office, effective upon the conclusion of the Meeting.

Pursuant to Section 63(b)(2) of the Companies Law, Regulation 7A of the Regulations, and Article 39 of the Articles, the Proposing Shareholders propose to dismiss five (5) members of the Board, namely: Mr. Rami Schwartz, Ms. Rachel (Heli) Bennun, Mr. Oren Most, Mr. Yaron Ravkaie, and Mr. Andre Fuetsch (the “Dismissed Directors”).

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of Item 4.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Proposing Shareholders’ proposal to remove the following directors from the Company’s Board of Directors, effective upon the conclusion of the Meeting: Mr. Rami Schwartz, Ms. Rachel (Heli) Bennun, Mr. Oren Most, Mr. Yaron Ravkaie, and Mr. Andre Fuetsch.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 4 of the Proposing Shareholders’ proposal.

ITEM 5 — APPROVAL OF THE PROPOSING SHAREHOLDERS’
PROPOSAL TO ELECT NEW DIRECTORS

At the Meeting, and subject to the approval of Items 2 and 4, you will be asked to elect three (3) new directors in the place of the resulting vacancies. The nominees, if elected (and if Items 2 and 4 are approved), together with Mr. David Ripstein and Mr. Sami Totah, will constitute our entire Board of Directors. If elected, each of the directors will be entitled to receive the compensation described in Item 6 (if such Item is approved).

Pursuant to Section 63(b)(2) of the Companies Law, Regulation 7A of the Regulations, and Article 39 of the Articles, the Proposing Shareholders propose to dismiss the Dismissed Directors, and, to elect the following three (3) new directors to replace partially the resulting vacancies on the Board, namely: Ms. Liat Aaronson, Mr. Tomer Jacob, and Mr. Guy Levit (the “New Director Nominees”).

All of the New Director Nominees have declared their ability to be elected as independent directors.

The New Director Nominees, whose professional backgrounds were furnished by the Proposing Shareholders and were not prepared by the Company are provided below, have each advised the Company that they are able and ready to serve as directors if elected. Additionally, in accordance with the Companies Law, each of the New Director Nominees has certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications, and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

The Board notes that the New Director Nominees were not identified, evaluated or recommended through the Board’s customary nomination process. In particular, no committee review process was conducted by the Company, and the Board did not conduct its customary due diligence review with respect to such nominees. As a result, the Board has not completed the process it would ordinarily undertake in order to form an informed recommendation regarding the New Director Nominees, and, accordingly, the Board does not endorse the election of these nominees. The Board is not aware of information that would disqualify any of the candidates listed below.

Biographical information concerning the New Director Nominees for election at the Meeting:

Ms. Liat Aaronson

Ms. Liat Aaronson is co-founder and Managing Director of Horizen Labs Ventures (HLV), a Web3 advisory and venture investment company that was launched out of Horizen Labs. Ms. Aaronson co-founded and served as Chief Operating Officer of Horizen Labs from its inception as a blockchain technology company until 2022. Ms. Aaronson is also the general manager of ZEP Fund Ltd., overseeing its investment activities. She is also a board member of the Israeli Democracy Institute; a member of the advisory board of the Friends of Reichman University, and a member of the general assembly of Reichman University. Ms. Aaronson served as the Chairwoman of the investment committee of Infinity Pension Funds. Ms. Aaronson holds a B.A. in political economy of industrial societies (economics and political science, cum laude) from the University of California at Berkeley, an LL.B. and MBA from Tel Aviv University, and an LL.M. in European Law from the University of Leiden in the Netherlands (cum laude). Ms. Aaronson is also a member of the Israeli Bar Association since 1999.

Mr. Tomer Jacob

Mr. Tomer Jacob is a general partner of Hanaco Ventures and the managing partner of Aurelius Capital. From 2000 to 2021, Mr. Jacob served as a Managing Director at UBS Bank. He currently serves as a board member of Shikun & Binui Ltd. and, until recently, served on the board of Formula Systems (1985) Ltd. and Max IT Finance Ltd. Mr. Jacob holds a B.A. degree in Economics & Management and a B.Sc degree in Computer Science from The Tel Aviv — Yaffo Academic College of Management.

Mr. Guy Levit

Mr. Guy Levit is the founder and former Chief Executive Officer of TeleMessage Ltd., a provider of enterprise messaging and communications archiving solutions, a position he held from 1999 until its sale to Smarsh in 2024. Under his leadership, TeleMessage grew from inception to a global company serving Tier 1 telecommunications operators and large enterprises, completed multiple financing rounds, and was listed on the AIM market of the London

Stock Exchange through Messaging International plc before subsequently being taken private. Since 2024, Mr. Levit serves as Executive Vice President, Capture Mobile, at Smarsh Inc, and also oversees its Israel operations. Mr. Levit has extensive experience in telecommunications, enterprise software, and cloud-based communications compliance, as well as in executive management, capital raising and strategic transactions. Earlier in his career, Mr. Levit served in Unit 8200 of the Israel Defense Forces, where he was the head of the Planning & Development Department. Mr. Levit holds an M.B.A. from Tel Aviv University and a B.Sc. in Industrial and Management Engineering from the Technion — Israel Institute of Technology.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of Item 5.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, subject to approval of Items 2 and 4, that Ms. Liat Aaronson, Mr. Tomer Jacob, and Mr. Guy Levit are elected to serve as members of our Board until the third annual general meeting following the Meeting, effective immediately.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 5 of the Proposing Shareholders’ proposal.

ITEM 6 — APPROVAL OF THE PROPOSING SHAREHOLDERS’ PROPOSAL
TO APPROVE COMPENSATION, EXEMPTION, INDEMNIFICATION AND INSURANCE
ARRANGEMENTS FOR THE NEW DIRECTOR NOMINEES

At the Meeting, and subject to the Approval of Item 5, you will be asked to approve the Proposing Shareholders’ proposal to approve compensation, exemption, indemnification and insurance arrangements for the New Director Nominees, in each case at levels commensurate with those currently provided to the Company’s existing directors, based on the director compensation scheme approved at the Company’s 2024 Annual General Meeting.

Pursuant to Section 63(b)(2) of the Companies Law, Regulation 7A of the Regulations, and Article 39 of the Articles, the Proposing Shareholders propose to dismiss the Dismissed Directors, and, to elect the New Director Nominees.

Our Board determined that the terms of the New Director Nominees’ compensation are within the limitations set forth in our Amended and Restated Directors and Executive Officers Compensation Policy (the “Compensation Policy”), and approved their terms of compensation in such capacity, subject to shareholders’ approval.

In approving the terms of compensation of the New Director Nominees, our Board considered various factors, including, among other things, the educational and professional experience required from our Directors, their responsibilities and duties, the expected required contribution to our future growth and profitability, other elements of compensation, including equity-based compensation payable (or proposed to be payable) to the New Director Nominees.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of Item 6.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, subject to the approval of Item 5, to approve the Proposing Shareholders’ proposal to approve compensation, exemption, indemnification and insurance arrangements for the New Director Nominees pursuant to Item 5, in each case at levels commensurate with those currently provided to the Company’s directors, based on the director compensation scheme approved at the Company’s 2024 Annual General Meeting, and subject to applicable law, the Company’s Compensation Policy approved at the Company’s 2025 Annual General Meeting, and the Company’s form of Indemnification Agreement approved at the Company’s 2011 Annual General Meeting.”

The Board of Directors recommends a vote “AGAINST” with respect to Item 6 of the Proposing Shareholders’ proposal.

ITEM 7 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Extraordinary General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Potential Proposing Shareholder”) must satisfy the requirements of the Companies Law. Only shareholders who hold the minimum percentage of the Company’s outstanding voting rights under the Companies Law are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than April 23, 2026. If our Board determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than April 30, 2026. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Potential Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Financial Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Potential Proposing Shareholder (or each Potential Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Potential Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Potential Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Potential Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Potential Proposing Shareholder(s) intends to appear in person or by proxy at the Meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Potential Proposing Shareholder proposes to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Potential Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Potential Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Potential Proposing Shareholder(s) during the previous 12 month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Potential Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Potential Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Potential Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such

Potential Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Potential Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board of Directors,
/s/ Rami Schwartz
Chairman of the Board of Directors

Dated: April 15, 2026